Morgan Stanley International Value Equity Fund
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote on the following
proposals: (i) to elect Trustees; and (ii) to modify certain fundamental investment restrictions. The proposals failed to obtain the quorum necessary in order to hold the meeting,
and, therefore, the meeting was adjourned until August 23,
2006 and later adjourned to September 27, 2006, to permit
further solicitation of proxies.